Exhibit 4.2

BP p.l.c.

RULES OF THE BP p.l.c.

DEFERRED ANNUAL BONUS PLAN 2005

These rules apply to grants made under the BP p.l.c. Deferred Annual Bonus Plan in 2009, as the rules may be amended from to time.

Adoption:	28 July 2005

Amendment:	16 March 2007, with effect for Restricted Share Units granted on or after this date

Further Amendment:	8 May 2008, with effect for Restricted Share Units granted on or after this date

Further Amendment:	17 March 2009, with effect for Restricted Share Units granted on or after this date

Further Amendment:	28 February 2013, with effect for Restricted Share Units granted on or after this date

Expiry Date:	28 July 2015

A07571718/3.49/07 Feb 2013

Table of Contents

Contents		Page
1	Definitions	2

2	Operation of the Plan	4

3	Restricted Share Units	5

4	Vesting and Release of Restricted Share Units	5

5	Career Breaks	7

6	Leaving the Group before the end of the Restricted Period	8

7	Variations in share capital, demergers and special distributions	9

8	Takeovers and restructurings	9

9	Exchange of Restricted Share Units	11

10	Restrictions on issue of Shares	11

11	Terms of employment	11

12	General	13

13	Changing the Plan and termination	14

14	Governing law and jurisdiction	15

Schedule 1 US		16

Schedule 2 Restricted Cash Units		19

Schedule 3 IST Deferred Annual Bonus Plan		21

Rules of the BP p.l.c. Deferred Annual Bonus Plan 2005

Introduction

This Plan sets out the terms on which shares may be provided to certain employees of the Company and its subsidiaries. Employees selected for participation in the Plan will be granted restricted share units giving them a conditional entitlement to receive shares. The number of restricted share units granted will be calculated as a percentage of the cash bonus they are awarded under the Company’s annual cash bonus plan. The conversion of those units into shares and subsequent release of those shares is subject to continued employment during the restricted period.

1	Definitions

In these rules:

“Acquiring Company” means a person who obtains Control of the Company;

“ADS” means an American depositary share representing ordinary shares of the Company;

“Business Day” means a day on which the London Stock Exchange (or, if relevant and if the Designated Corporate Officer determines, any stock exchange nominated by the Designated Corporate Officer on which the Shares are traded) is open for the transaction of business. For the purposes of ADSs, “Business Day” means a day on which the New York Stock Exchange is open for the transaction of business;

“Career Break” means an extended period of unpaid leave from normal work, without ceasing to be an employee or director of any Member of the Group, with the agreement of the Company and which is designated by the Plan Administrator as a Career Break for the purposes of these rules;

“Company” means BP p.l.c.;

“Conditions” means any conditions imposed under rule 2.4, including any conditions relating to performance;

“Control” has the meaning given to it by Section 840 of the Income and Corporation Taxes Act 1988;

“Dealing Restrictions” means restrictions imposed by statute, order, regulation or Government directive, or by the Model Code or any code adopted by the Company based on the Model Code;

“Designated Corporate Officer” means the Group Chief Executive or other appropriate Corporate Officer authorised under BP’s System of Internal Control and associated delegations;

“Grant Date” means the date which the Plan Administrator sets for the grant of Restricted Share Units;

“London Stock Exchange” means London Stock Exchange plc;

“Member of the Group” means:

(i)	the Company; and

(ii)	its Subsidiaries from time to time; and

(iii)	any other company which is associated with the Company and is so designated by the Designated Corporate Officer.

“Model Code” means the UK Listing Authority Model Code for transactions in securities by directors, certain employees and persons connected with them;

“Participant” means a person who is participating in the Plan or his personal representative(s);

“Plan” means these rules known as “The BP p.l.c. Deferred Annual Bonus Plan 2005” as amended from time to time;

“Plan Administrator” means the person or persons appointed by the Designated Corporate Officer as the plan administrator for the purposes of this Plan;

“Regulatory Information Service” means a service that is approved by the Financial Services Authority as meeting the Financing Information Provider Criteria and is on the list of Regulatory Information Services monitored by the Financial Services Authority;

“Release” means the conversion of Restricted Share Units into Shares and the transfer of those Shares and “Released” shall be construed accordingly;

“Restricted Period” means:

(i)	for all grants relating to a financial year prior to 2009, 3 calendar years from the beginning of the calendar year in which the Grant Date falls, unless otherwise determined by the Plan Administrator and approved by the Designated Corporate Officer on or before the Grant Date;

(ii)	for all grants issued in respect of any financial year from and including 2009, the period which commences on the Grant Date and ends on the 15 January of the third calendar year following the calendar year in which the Grant Date falls; or

(iii)	any other period as determined by the Plan Administrator and approved by the Designated Corporate Officer;

“Restricted Share Unit” means a conditional entitlement to receive Shares in accordance with the Share Bonus Ratio;

“Shares” means fully paid ordinary shares in the capital of the Company or where the context requires ADSs (see rule 4.6);

“Share Bonus Ratio” means the percentage, as determined by the Designated Corporate Officer, of the cash bonus used to calculate the number of Restricted Share Units granted to a Participant;

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985;

“Vesting” means the satisfaction of conditions such that a Participant has an unconditional right to have his Restricted Share Units Released (subject to potential forfeiture in accordance with rule 4.8) and “Vest” or “Vested” shall be construed accordingly; and

“Vesting Date” is the date on which Restricted Share Units Vest.

2	Operation of the Plan

2.1	Eligibility

The Company may select any employee of a Member of the Group to join the Plan and become a Participant. However, participation may not be extended to an employee who on the Grant Date is either (i) a director of the Company or (ii) an employee whose employment has been or is to be terminated whether or not notice of termination of employment has been given or received and whether or not such termination is lawful; unless in the case of (ii) only the Designated Corporate Officer considers that special circumstances exist.

2.2	Grant

2.2.1	Where a Participant has been selected to participate in the Plan under rule 2.1, the Company will determine how many Restricted Share Units should be granted to the Participant. In addition, rule 5.1 applies in relation to Career Breaks.

2.2.2	Restricted Share Units granted under the Plan, and the terms of those Restricted Share Units must be approved in advance by the Designated Corporate Officer.

2.3	Timing of Operation

Restricted Share Units may only be granted within 42 days starting on any of the following:

2.3.1	the date of adoption of the Plan;

2.3.2	the day after the announcement of the Company’s results through a Regulatory Information Service for any period;

2.3.3	any day on which the Designated Corporate Officer resolves that exceptional circumstances exist which justify the grant of Restricted Share Units;

2.3.4	any day on which changes to the legislation or regulations affecting share plans are announced, effected or made; or

2.3.5	the lifting of Dealing Restrictions which prevented the granting of Restricted Share Units during any period specified above.

2.4	Conditions

2.4.1	The Vesting of Restricted Share Units may be subject to the satisfaction of Conditions specified at the Grant Date. Conditions may be different for different Participants. If Conditions apply, a Participant will be notified of the Conditions in such manner as the Company decides.

2.4.2	The Company, subject to the approval of the Designated Corporate Officer, may waive or change the Conditions in accordance with their terms or in any way the Designated Corporate Officer sees fit.

2.4.3	Notwithstanding anything else in the Plan, Restricted Share Units will only Vest to the extent that any Conditions are satisfied or waived.

2.5	No payment

A Participant is not required to pay for the grant of any Restricted Share Units.

2.6	Disclaimer of Restricted Share Units

Any Participant may disclaim all or part of his Restricted Share Units within 80 days after the Grant Date by notice in writing to any person nominated by the Company. If this happens, the Restricted Share Units will be deemed never to have been granted under the Plan. A Participant is not required to pay for the disclaimer.

3	Restricted Share Units

3.1	Terms of Grant

Restricted Share Units are subject to the rules of the Plan and such other terms and Conditions as may be determined on or before the Grant Date by the Designated Corporate Officer. The terms of the grant of Restricted Share Units, as determined by the Company and approved by the Designated Corporate Officer, must include the number of notional Shares comprised in Restricted Share Units. The Company may notify a Participant of the terms of his grant of Restricted Share Units in such manner as it decides.

3.2	Rights

A Participant will have no rights of a shareholder (e.g. voting or dividends) in respect of Shares notionally comprised in Restricted Share Units.

3.3	Dividend equivalents

The number of Restricted Share Units granted to a Participant shall be increased as determined by the Plan Administrator to take account of the Net Dividends that would have been paid on the Shares subject to his Restricted Share Units during the Restricted Period (“Additional Restricted Share Units”). Additional Restricted Share Units will be credited to a Participant at the time dividends on Shares are paid, and will also attract Additional Restricted Share Units. All Additional Restricted Share Units shall be subject to the rules of the Plan and the terms of the Restricted Share Units by reference to which they were granted, including the same Restricted Period.

The Designated Corporate Officer may at any time decide to disapply this rule 3.3 in relation to all or part of a special dividend or dividend in specie which may otherwise be included in rule 3.3.

For the purposes of this rule 3.3, “Net Dividends” means the amount of the dividend less any notional tax credit.

3.4	Restriction on disposal of interest and hedging

A Participant must not sell, transfer, assign, hedge, charge or otherwise dispose of any grant (or any part of a grant) of Restricted Share Units (or any interest in such grant) and must not enter into any transaction which transfers the risk of price movements with regard to the Shares subject to a grant of Restricted Share Units. If he does, then the Designated Corporate Officer may determine that the whole grant of Restricted Share Units lapses.

4	Vesting and Release of Restricted Share Units

4.1	Time of Vesting where no Conditions apply

Subject to rules 5 and 6, Restricted Share Units will Vest at the end of the Restricted Period.

4.2	Time of Vesting where Conditions apply

Where the Vesting of Restricted Share Units is subject to the satisfaction of Conditions, the Designated Corporate Officer will as soon as practicable following the end of the Restricted Period determine whether and to what extent any Conditions have been satisfied. Subject to rules 5 and 6, the Restricted Share Units will Vest on the date on which the determination is made.

The Designated Corporate Officer may decide to adjust the number of Shares in respect of which Restricted Share Units Vest (which may exceed the number notified under rule 2.2.1) to take account of the extent to which the Conditions have been satisfied. For the avoidance of doubt, this includes reducing the number of Shares to zero where none of the Conditions have been met (as determined by the Designated Corporate Officer) in which case, the Restricted Share Units do not Vest and will lapse.

4.3	Consequences

To the extent that Restricted Share Units Vest under any of rules 4, 6, or 8, the Company will procure the Release of the Restricted Share Units to the Participant (or as he may direct) on or as soon as practicable after the Vesting Date.

The Participant will be entitled to all rights to Shares where the record date falls on or after the Vesting Date.

4.4	Lapse

If any Restricted Share Units lapse under the Plan, those Restricted Share Units will not be Released and a Participant will have no rights in respect of them.

4.5	Cash alternative

The Company in its absolute discretion may decide to satisfy the Release of Restricted Share Units by paying an equivalent amount in cash (subject to the withholding provisions in rule 4.7 (Withholding)). The cash amount must be equal to the Market Value of the Shares which would but for the application of this rule have been Released.

For the purposes of this rule 4.5, “Market Value” means in relation to a Share on any day:

4.5.1	the middle market quotation (as derived from the Daily Official List of the London Stock Exchange) on the immediately preceding Business Day; and

4.5.2	in relation to an ADS the closing trading price of an ADS as derived from the New York Stock Exchange Inc. on the immediately preceding Business Day.

4.6	ADSs

The Plan Administrator may determine that certain Restricted Share Units and their Release will be in respect of ADSs and references in these rules to Shares, Restricted Share Units and dividends shall be construed accordingly.

4.7	Withholding, deductions and offsets

The Company, any employing company or other Member of the Group or trustee of any employee benefit trust may withhold such amount and make such arrangements as it considers necessary to meet any liability to taxation or social security contributions in respect of Restricted Share Units or their Release. These arrangements may include the sale of any Shares on behalf of the Participant or the reduction in the number of Shares Released to the Participant.

In addition, it shall be a condition of the Vesting and Release of Restricted Share Units that the Company, any employing Company or other Member of the Group may deduct from and set off against the Shares (whether payable in cash or Shares and whenever payable) any debt, obligation, liability, or other amount owed by the Participant to a Member of the Group, including but not limited to amounts under an expatriate tax policy (as currently in effect or as amended from time to time), or amounts advanced on behalf of the Participant with respect to employment taxes, as determined in the sole discretion of the Plan Administrator.

4.8	Forfeiture

Notwithstanding any other rules of the Plan (including, without limitation, rules 6.2, 6.3, and 6.4), if the Designated Corporate Officer determines that a Participant has engaged in conduct (including, but not limited to, a violation of the BP Code of Conduct) which the Designated Corporate Officer considers was contrary to the legitimate expectations of the Company for an employee in the Participant’s position then the Designated Corporate Officer may reduce the number of Restricted Share Units to be Released (including to zero) or if a grant of Restricted Share Units has already Vested but Shares have not yet been Released (because of, for example, any Dealing Restrictions), Release to the Participant a reduced number of Shares or no Shares at all.

For grants made in the 2009 and subsequent financial years, where a Participant has ceased to be an employee or director of any Member of the Group, but has retained his Restricted Share Units as a consequence of rule 6.2.1(ii) (“retirement with the agreement of the Company”) of this Plan, the Company retains the right to lapse these Restricted Share Units if, prior to their Release, the Participant joins a Competitor Organisation of any Member of the Group within 12 months of ceasing to be an employee or director. The Company will have the sole discretion to determine the definition of “Competitor Organisation”.

5	Career Breaks

5.1	Grant

If, on the Grant Date, a Participant is on a Career Break, or at any time prior to the Grant Date has been on a Career Break, his grant of Restricted Share Units may be pro-rated by reference to the period of the financial year immediately preceding the Grant Date in which the Participant was on a Career Break as a proportion of the whole financial year.

5.2	Vesting

5.2.1	If a Participant is on a Career Break on the date that his Restricted Share Units would ordinarily Vest under the Plan, then unless the Plan Administrator determines otherwise in any particular case, the Restricted Share Units will Vest and be Released in accordance with rules 4.1 to 4.7 as soon as practicable after the Plan Administrator determines that the Participant has returned to normal employment at the end of the Career Break and has continued to be in his normal employment for a period of three months from the date of return, and in that period has not given or received notice of termination of employment.

5.2.2	Unless any of the reasons set out in rules 6.2.1, 6.4, 8.1, 8.2 or 8.4 apply, if the Participant ceases to be an employee or director of any Member of the Group before having returned to normal employment at the end of the Career Break or during the three month period referred to in rule 5.2.1, then the Restricted Share Units will lapse on cessation of employment. If any of the reasons set out in rules 6.2.1 or 6.4 applies, the Restricted Share Units will Vest and be Released in accordance with rules 4.1 to 4.7 as soon as practicable after cessation of employment. If any of the reasons set out in rules 8.1, 8.2 or 8.4 apply, Restricted Share Units will Vest and be Released in accordance with those rules.

6	Leaving the Group before the end of the Restricted Period

6.1	General rule on leaving employment

Unless rule 6.2 or 6.4 applies, if a Participant ceases to be an employee or director of a Member of the Group before the end of the Restricted Period, then all his Restricted Share Units lapse on the date of cessation and he shall not be entitled to any Shares.

6.2	Leaving in exceptional circumstances

6.2.1	Other than when rule 5.2.2 applies, if a Participant ceases to be an employee or director of any Member of the Group before the end of the Restricted Period for any of the reasons set out below, then his Restricted Share Units do not lapse and will Vest and be Released to him in accordance with rule 4 unless the Plan Administrator decides that his Restricted Share Units Vest and be Released before the end of the Restricted Period. The reasons are:

(i)	termination by the Participant’s employing company as a result of ill-health, injury or disability;

(ii)	retirement with the agreement of the Company. For the purposes of Vesting under this Plan, the Company retains the right to determine the definition of “retirement with the agreement of the Company”;

(iii)	the Participant’s employing company ceasing to be under the Control of the Company;

(iv)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not under the Control of either the Company or a Member of the Group;

(v)	redundancy; or

(vi)	any other reason, if the Designated Corporate Officer so decides in any particular case.

6.2.2	The Designated Corporate Officer must exercise any discretion provided for in rule 6.2.1(vi) within 80 days after he/she becomes aware of the cessation of the relevant Participant’s employment or office and where the discretion is not exercised in favour of the Participant the Restricted Share Units will be treated as having lapsed on the date of cessation.

6.3	Leaving after the end of the Restricted Period but before the Release of Restricted Share Units

Subject to rule 4.8, if a Participant ceases to be an employee or director of any Member of the Group after the end of the Restricted Period but before the Release of Restricted Share Units (because of, for example, any Dealing Restrictions), then his Restricted Share Units will not lapse. In these circumstances, Restricted Share Units will still Vest and be Released in accordance with rule 4.

6.4	Death

If a Participant dies, his Restricted Share Units do not lapse but will Vest on the date of death. The Restricted Share Units will be Released to his personal representative(s) as soon as possible after the date of death. The Designated Corporate Officer will determine the number of Shares to be Released in respect of Restricted Share Units. For the avoidance of doubt, the Plan Administrator may decide to satisfy such Release in cash calculated in accordance with rule 4.5.

6.5	Meaning of “ceasing to be an employee or director”

For the purposes of this rule 6, a Participant will not be treated as ceasing to be an employee or director of a Member of the Group until he ceases to be an employee or director of any Member of the Group or if he recommences employment with a Member of the Group within 7 days of cessation.

7	Variations in share capital, demergers and special distributions

If, before the transfer of Shares pursuant to the Vesting of Restricted Share Units, there is:

7.1.1	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital; or

7.1.2	a demerger (in whatever form) or exempt distribution by virtue of Section 213 of the Income and Corporation Taxes Act 1988; or

7.1.3	a special dividend or distribution,

then the number of Shares to be Released shall be adjusted in such manner as the Designated Corporate Officer may determine.

8	Takeovers and restructurings

8.1	Takeovers

Where, before the end of the Restricted Period, a person (or a group of persons acting in concert) obtains Control of the Company as a result of making an offer to acquire Shares, Restricted Share Units will Vest, subject to rules 2.4 and 8.3 (Exchange), on the date the person obtains Control and will be Released to a Participant as soon as practicable thereafter. The Designated Corporate Officer will determine the number of Shares to be Released in respect of Restricted Share Units.

8.2	Schemes of arrangement

When, before the end of the Restricted Period, a court sanctions a compromise or arrangement in connection with the acquisition of Shares, Restricted Share Units will Vest,

subject to rules 2.4 and 8.3 on the date of court sanction and will be Released as soon as practicable thereafter. This rule applies to a court sanction under Section 425 of the Companies Act 1985 or equivalent procedure under local legislation. The Designated Corporate Officer will determine the number of Shares to be Released in respect of Restricted Share Units.

8.3	Exchange

Restricted Share Units will not Vest under either rule 8.1 or 8.2 but will be exchanged under rule 9 (Exchange of Restricted Share Units) to the extent that:

8.3.1	an offer to exchange the Restricted Share Units is made and accepted by a Participant; or

8.3.2	the Designated Corporate Officer, with the consent of the Acquiring Company, decides before the person obtains Control (where rule 8.1 applies) or court sanction (where rule 8.2 applies) that the Restricted Share Units will be automatically exchanged.

8.4	Demergers or other corporate events

8.4.1	If the Designated Corporate Officer becomes aware that the Company is or is expected to be affected by any demerger, distribution (other than an ordinary dividend) or other transaction not falling within rules 8.1 (Takeover), or 8.2 (Schemes of arrangement) which, in the opinion of the Designated Corporate Officer would affect the current or future value of any Restricted Share Units, the Designated Corporate Officer may determine that Restricted Share Units will Vest. The Designated Corporate Officer will determine the number of Shares to be Released and when.

8.4.2	The Company will notify any Participant who is affected by the exercise of discretion of the Designated Corporate Officer under this rule.

8.5	Designated Corporate Officer

In this rule 8, “Designated Corporate Officer” means the person who was the Designated Corporate Officer immediately before the change of Control.

8.6	Overseas transfer

If a Participant is transferred to work in another country and, as a result of that transfer he would:

8.6.1	suffer a tax disadvantage in relation to his Restricted Share Units and/or their Vesting or Release (this being shown to the satisfaction of the Designated Corporate Officer); or

8.6.2	become subject to restrictions on his ability to receive or to hold or deal in the Shares or the proceeds of the sale of the Shares because of the security laws or exchange control laws of the country to which he is transferred;

then if the Participant continues to hold an office or employment with a Member of the Group, the Designated Corporate Officer may in exceptional circumstances decide that Restricted Share Units will Vest and be Released on a date the Designated Corporate Officer chooses before or after the transfer takes effect. The Vesting and Release of those

Shares will be made in respect of the number of Restricted Share Units the Designated Corporate Officer permits.

9	Exchange of Restricted Share Units

9.1	Timing of exchange

Where Restricted Share Units are to be exchanged under rule 8 (Takeovers and restructurings) the exchange will take place as soon as practicable after the relevant event.

9.2	Exchange terms

Where a Participant is granted new restricted share Units in exchange for existing Restricted Share Units, the new restricted share units:

9.2.1	must be equivalent to the existing Restricted Share Units;

9.2.2	are treated as having been acquired at the same time as the existing Restricted Share Units and will Vest and be Released in the same manner and at the same time;

9.2.3	are governed by the Plan as if references to Shares were references to the shares over which the new restricted share units are granted and references to the Company were references to the Acquiring Company;

9.2.4	may provide (at the discretion of the Designated Corporate Officer) that the Vesting and Release of Shares are subject to Conditions.

10	Restrictions on issue of Shares

No Shares will be issued or transferred from treasury on the Release of Restricted Share Units unless the Company in a general meeting approves in advance such issue or transfer if such approval is required.

11	Terms of employment

11.1.1	For the purposes of this rule 11, “Employee” means any person who is or will be eligible to be a Participant, or any other person.

11.1.2	This rule applies:

(i)	whether the Company has full discretion in the operation of the Plan, or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;

(ii)	during an Employee’s employment or employment relationship with any Member of the Group; and

(iii)	after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.

11.1.3

Nothing in the rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations arising from the employment relationship between the Employee and the Company or any Member of the Group are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment or a continued employment relationship.

11.1.4	The grant of Restricted Share Units on a particular basis in any year does not create any right to or expectation of the grant of Restricted Share Units on the same basis, or at all, in any future year.

11.1.5	The benefit to an Employee of participating in the Plan shall not form any contractual right and shall not be pensionable, form part of an Employee’s basic pay or be benefit bearing.

11.1.6	No Employee has a right to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate, or to be considered for participation in any later operation of the Plan.

11.1.7	Without prejudice to an Employee’s right in respect of Restricted Share Units, including their Vesting or Release, subject to and in accordance with the express terms of the Plan, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Restricted Share Units or their Vesting or Release. Any and all discretions, decisions or omissions relating to the Restricted Share Units or their Vesting or Release may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and his employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this rule.

11.1.8	No Employee has any right to compensation for any loss in relation to the Plan, including:

(i)	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);

(ii)	any exercise of a discretion or a decision taken in relation to Restricted Share Units or to the Plan, or any failure to exercise a discretion or take a decision;

(iii)	the operation, suspension, termination or amendment of the Plan or any grant of Restricted Share Units or their Vesting or Release.

11.1.9	Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of its rules, including in particular this rule. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to acquire shares subject to and in accordance with the express terms of the Plan and any Conditions, in consideration for, and as a condition of, the grant of Restricted Share Units under the Plan.

11.1.10	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

11.1.11	Each of the provisions of this rule is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.

12	General

12.1	Decisions are final and binding

The decision of the Designated Corporate Officer and where relevant the Plan Administrator on the interpretation of the Plan or in any dispute relating to Restricted Share Units, including their grant, Vesting and Release, or any matter relating to the Plan will be final and conclusive.

12.2	Documents sent to shareholders

The Company may, if it considers it appropriate, send to Participants copies of any documents or notices normally sent to the holders of its Shares at or around the same time as issuing them to the holders of its Shares.

12.3	Costs

The Company may ask a Participant’s employer to bear the costs in respect of Restricted Share Units, including their grant, Vesting and Release to that Participant.

12.4	Regulations

The Designated Corporate Officer has the power from time to time to make or vary regulations for the administration and operation of the Plan but these must be consistent with its rules.

12.5	Employee trust

Any Member of the Group may provide money to the trustee of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985.

12.6	Data protection

By participating in the Plan the Participant consents to the holding and processing of personal data provided by the Participant to the Company for all purposes relating to the operation of the Plan. These include, but are not limited to:

12.6.1	administering and maintaining Participant records;

12.6.2	providing information to trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

12.6.3	providing information to future purchasers of the Company or the business in which the Participant works;

12.6.4	transferring information about the Participant to a country or territory outside the European Economic Area;

12.6.5	providing information to enable the Company to survey the Participant in respect of his participation in the Plan.

To the extent a Participant has already entered into any other data protection agreement with any Member of the Group, this rule 12.6 will be interpreted so as not to be inconsistent with or to limit that existing agreement or this agreement.

12.7	Consents

All allotments and transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere. The Participant will be responsible for complying with any requirements he needs to fulfil in order to obtain or avoid the necessity for any such consent.

12.8	Articles of association

Any Shares acquired under the Plan are subject to the articles of association of the Company from time to time in force.

12.9	Notices

12.9.1	Any notice or other document which has to be given to a person who is or will be eligible to be a Participant under or in connection with the Plan may be:

(i)	delivered or sent by post to him at his home address according to the records of his employing company; or

(ii)	sent by e-mail or fax to any e-mail address or fax number which according to the records of his employing company is used by him; or

(iii)	posted on the Company’s website;

or in the case of rules 12.9.1(i) or (ii) such other address, for example, work address, which the Company considers appropriate.

12.9.2	Any notice or other document which has to be given to the Company or other duly appointed agent under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place as the Plan Administrator or duly appointed agent may from time to time decide and notify to Participants) or sent by e-mail or fax to any e-mail address or fax number notified to the Participant.

Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by e-mail or fax, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

13	Changing the Plan and termination

13.1	Designated Corporate Officer’s powers

The Designated Corporate Officer may at any time change the Plan in any way.

13.2	Notice

The Plan Administrator may give written notice of any changes made to any Participant affected.

13.3	National provisions

Notwithstanding any other provision of the Plan, but subject always to rule 13.1 the Company may amend or add to the provisions of the Plan it considers necessary or desirable to take account of, or to mitigate, or to comply with relevant overseas laws including but not limited to taxation, securities or exchange control laws, provided that the terms of Restricted Share Units granted to such Participants are not more favourable overall than the terms of Restricted Share Units granted to other Participants.

13.4	Termination

The Designated Corporate Officer may terminate the Plan at any time. However, Restricted Share Units granted before such termination will continue to be valid and will Vest and be Released as described in these rules.

14	Governing law and jurisdiction

English law governs the Plan. The English Courts have exclusive jurisdiction in respect of disputes arising under or in connection with the Plan and Restricted Share Units, including their grant, Vesting and Release unless the Designated Corporate Officer determines otherwise, in which case proceedings may be taken in any other court of competent jurisdiction.

Schedule 1

US

This United States (“US”) Schedule has been adopted by the Company pursuant to rule 13.3 of the Plan and shall vary the terms of the Plan (and any other related documents) accordingly for all US Participants. For the purposes of this Schedule 1, a “US Participant” means a Participant who is:

(i)	a US citizen;

(ii)	a US permanent resident (as may be evidenced by a so-called “green card” and/or participation in a US tax-qualified pension plan sponsored by a Member of the Group);

(iii)	a non-US citizen who is posted to the United States as of a Vesting Date and who is (or expected to become) subject to US taxation as a resident alien; or

(iv)	a non-US citizen subject to US taxation including a non-resident alien taxpayer of the United States but only to the extent that his or her grant, Vesting or Release of Restricted Share Units, in whole or in part, is deemed to be income from a US source subject to taxation under the Internal Revenue Code of 1986, as amended (the “Code”).

Rule 1 shall be varied by adding the following:

“Change of Control” shall mean a change in the ownership of the Company, change in effective control of the Company or change in the ownership of a substantial portion of the Company’s assets, as such phrases are specifically defined by United States Treasury Regulations Section 1.409A-2(i)5(v), (vi) and (vii), as applicable to the terms herein and as may hereafter be amended.

Rule 1, definition of “Career Break” shall be varied by adding the following:

For US Participants, a Career Break shall only be recognized for purposes of this Plan if the Participant is reasonably expected to return to work with the Company after the expiration of the break and such break is approved by the Company in advance of the break’s onset. The maximum recognized period for a Career Break will be six (6) months (or such longer period if the Participant has a legal or contractual right to return to work with the Company immediately following the expiration of the break), with a voluntary termination of employment considered to have taken place for purposes of the Plan for any such longer period.

Rule 2.4.2 shall be varied by adding the following:

For purposes of Rule 2.4.2, the Designated Corporate Officer may not waive or change Conditions which requires a US Participant to remain employed or to continue to perform services as a condition of the Vesting or Release of Restricted Share Units.

Rule 4 (Vesting and Release of restricted Share Units) shall be varied by adding the following:

Notwithstanding anything contained in the Plan rules to the contrary, the transfer of Shares or payments made pursuant to this Plan shall be paid no later than 2  1/2 months after the end of the calendar year during which the Restricted Period ends.

Rule 5 shall be varied by adding the following:

Rule 5 is not intended to be applied to a Participant who is considered a US Participant. If applicable non-US law requires the general application of Rule 5 to any US Participant, Rule 5 will be applied in a manner consistent with the provisions of Rule 6.2 of this US Schedule.

Rule 6.2 shall be replaced in its entirety to read as follows:

6.2	Leaving in exceptional circumstances

If a US Participant ceases to be employed by any Member of the Group before the end of the Restricted Period for any of the reasons set out below, his Restricted Share Units do not lapse and will Vest and be Released after the end of the Restricted Period. The reasons are:

(1) Disability. For the purposes of this Rule, a US Participant will be considered Disabled if he is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of a Member of the Group; or (iii) otherwise disabled within the meaning of Section 409A of the Code.

(2) A US Participant’s involuntary termination of employment with any Member of the Group, other than due to such Participant’s conduct or performance. For avoidance of doubt, the following circumstances will be considered an involuntary termination of employment: (A) termination of a US Participant’s employment by his or her employer with no anticipated return to employment with a Member of the Group, or a termination considered by the Designated Corporate Officer to have been initiated by the US Participant’s employer with no anticipated return to employment with a Member of the Group, in both cases where the termination is not based on the US Participant’s conduct or performance; (B) termination of a US Participant’s employment as a result of a Change in Control. A transfer of employment from one Member of the Group to another will not be considered a termination of employment nor will a reduction in hours, unless such is considered an involuntary termination of employment, within the meaning of Section 409A of the Code; or

(3) Retirement with the consent of the US Participant’s employer (applicable only if this event takes place more than 12 months after the start of the particular Restricted Period).

Rule 6.4 shall be varied by adding the following:

Unless the grant document states otherwise, the Shares will in all circumstances be delivered within 90 days after the date of the Participant’s death.

Rule 8.1 shall be varied by adding the following:

This Rule 8.1 will only apply when there is a Change in Control, as defined herein.

Rule 8.3.1 shall be varied by adding the following:

Rule 8.3.1 is not intended to be applied to a US Participant.

Rule 8.6 shall be varied by adding the following:

Rule 8.6 is not intended to be applied to a US Participant.

The following shall be added as Rule 15

15	US Tax Compliance and Deferrals

15.1	Compliance with Section 409A and Other Applicable Laws

To the extent that the grant of Restricted Share Units results in the deferral of compensation under Section 409A of the Code: (i) the intent of all terms used by the Plan is to comply with Section 409A and its implementing regulations, as currently in effect or as hereafter may be amended; (ii) for US Participants the delivery of Shares or other property will not occur until the earliest date permitted under Section 409A(a)(2) and (a)(3) of the Code; and (iii) notwithstanding the provisions of rule 12.5, the Plan shall be unfunded for the purposes of Section 409A of the Code.

Notwithstanding any provision of this plan to the contrary, including but not limited to rules 13.3 or 13.4 the Designated Corporate Officer may amend or terminate the grant, Vesting and/or Release of Restricted Share Units under this plan at any time and without prior notice if he determines in his sole discretion that such action is necessary or advisable to avoid or mitigate potential non-compliance with applicable law or if compliance would create unreasonable administrative burdens. If the terms of a grant, Vesting or Release of Restricted Share units are amended or terminated, the Company is under no obligation to provide any consideration or remuneration in lieu of the grant, Vesting and/or Release of restricted Share Units.

All taxes, penalties, or interest imposed on any Participant due to any failure to comply with Section 409A of the Code or other tax rule shall be the Participant’s responsibility and no Member of the Group shall have any obligation to keep the Participant whole.

Schedule 2

Restricted Cash Units

1	Rules

The rules of the BP p.l.c. Deferred Annual Bonus Plan 2005 (“Plan”) will apply to grants made under this Schedule 2, as modified by the terms of this Schedule 2 and (to the extent necessary) as modified by Schedule 1.

2	Definitions

“Restricted Cash Units” means a conditional entitlement to a payment of cash as described in paragraph 3 of this Schedule 2;

“Unrestricted Cash Units” means an unconditional entitlement to a payment of cash as described in paragraph 6 of this Schedule 2.

3	Restricted Cash Units

Restricted Share Units will be referred to for the purposes of this Schedule as Restricted Cash Units. Any Restricted Cash Units granted under this Schedule 2 will give Participants a right to receive a cash sum only. In addition, any dividend equivalents under rule 3.3 of the Plan will be paid in cash only. No shares may be transferred in satisfaction of grants under this Schedule 2 and references to Restricted Share Units, Vesting and Release shall be construed accordingly.

4	No rights as shareholders

As a result only of their participation under this Schedule 2, Participants will have no rights as shareholders of the Company and no rights to acquire Shares.

5	Payments of cash

Subject to paragraph 6 of this Schedule, after the end of the Restricted Period for grants made under this Schedule 2 (and once any determinations are made under rule 4.2 of the Plan, if applicable) the Plan Administrator will determine the number of Shares which would have Vested had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units and shall make a cash payment to the Participant in accordance with rule 4.5 of the Plan.

6	Grant of Unrestricted Cash Units

6.1	The Plan Administrator may decide at any time after the end of the Restricted Period for grants made under this Schedule 2 (and once any determinations are made under rule 4.2 of the Plan, if applicable) that a Participant will be granted Unrestricted Cash Units rather than made a cash payment in accordance with paragraph 5 of this Schedule.

6.2	A grant of Unrestricted Cash Units will represent the number of Shares which would have Vested had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units. Unrestricted Cash Units will give Participants a right to receive a cash sum only.

6.3	Where a dividend is paid on a Share, the Plan Administrator may, in his absolute discretion, adjust the number of Unrestricted Cash Units held by a Participant or take any other such action which it deems appropriate.

6.4	A Participant may at any time direct the Company to make him a cash payment in respect of all or part of his Unrestricted Cash Units. The direction will be in such form as the Company may decide. The payment will be made as soon as practicable after receipt of the direction.

6.5	The cash payment to be made under paragraph 6.4 of this Schedule will be calculated by multiplying the number of Unrestricted Cash Units in respect of which the direction is made by the Market Value of a Share on a date to be determined by the Plan Administrator on the basis of one Share for each Unrestricted Cash Unit.

6.6	The Plan Administrator may determine a minimum number of Unrestricted Cash Units that a direction may be made in respect of.

6.7	Where a Participant ceases to be employed by a Member of the Group, he shall be treated as having made a direction as set out in paragraph 6.4 on the date on which he ceases to be an employee.

6.8	Rule 4.7 of the Plan will apply in relation to any payments made under paragraph 6 of this Schedule.

6.9	References to “Market Value” in this paragraph 6 has the same meaning as set out in rule 4.5 of the Plan.

Schedule 3

IST Deferred Annual Bonus Plan

This Schedule 3 contains the rules of the BP p.l.c. IST Deferred Annual Bonus Plan 2008 (“the IST DAB”). The rules of the BP p.l.c Deferred Annual Bonus Plan 2005 (“DAB”) (including Schedules 1 and 2 ) as amended by this Schedule apply to the IST DAB.

1	Definitions

Words used in the DAB shall have the same meaning in the IST DAB as amended or added to below:

“Additional Grant” means a grant of additional Restricted Share Units in accordance with paragraph 6 of this Schedule;

“Bonus” means a bonus payable under the, Charterer and Freight Trader Bonus Plan or any IST Bonus Plan.

“Change of Control” shall mean a change in the ownership of the Company, change in effective control of the Company or change in the ownership of a substantial portion of the Company’s assets, as such phrases are specifically defined by United States Treasury Regulations Section 1.409A-2(i)5(v), (vi), and (vii) as applicable to the terms herein and as may hereafter be amended.

“IST” means Integrated Supply and Trading;

“IST Bonus Plan” means any bonus plan operated by IST;

“IST Employee” means an employee of a Member of the Group who works in IST (as determined by the DCO) and who participates in any IST Bonus Plan;

“Original Grant” means the grant of Restricted Share Units made on a Grant Date;

“Restricted Periods” mean the three periods for each grant of Restricted Share Units which commence on the Grant Date and respectively end on January 15 (i) in the year following the Grant Date, (ii) in the second year following the Grant Date and (iii) in the third year following the Grant Date, unless otherwise determined by the Plan Administrator as approved by the Designated Corporate Officer on or before the Grant Date; and

2	Rule 1, definition of “Career Break” shall be varied by adding the following:

For US Participants, a Career Break shall only be recognized for purposes of this Plan, if the Participant is reasonably expected to return to work with the Company after the expiration of the break and such break is approved by the Company in advance of the break’s onset. The maximum recognized period for a Career Break will be six (6) months (or such longer period if the Participant has a legal or contractual right to return to work with the Company immediately following the expiration of the break), with a voluntary termination of employment considered to have taken place for purposes of the Plan for any such longer period.

3	Eligibility

3.1	Rule 2.1 (“Eligibility”) shall apply in respect of the IST DAB with the following additions:

The Company may select any employee of a Member of the Group who is either (i) an IST Employee, or (ii) a charterer or freight trader in the BP Shipping function as determined by the Designated Corporate Officer, provided such employee is not at the Date of Grant under notice of termination of employment (given or received and whether or not such termination was lawful) and provided such employee:

(a) was an employee of a Member of the Group at the end of the financial year immediately prior to the proposed Grant Date and is eligible to be awarded a Bonus in respect of the financial year of the Company immediately prior to the proposed Grant Date and whose Bonus is above a designated financial level or;

(b) is or has been guaranteed a Bonus in respect of the financial year of the Company immediately prior to the proposed Grant Date and whose Bonus is above a designated financial level.

4	Disposals and hedging

For the avoidance of doubt rule 3.4 (Restriction on disposal of interest and hedging) shall apply to grants made under the IST DAB.

5	Vesting and Release of Restricted Share Units

Rule 4.1 shall in respect of the IST DAB be replaced as follows:

“4.1	Time of Vesting where no Conditions apply

Subject to rules 5 and 6, Restricted Share Units will Vest at the end of the Restricted Period. Where there is more than one Restricted Period in respect of an Original Grant, then the Restricted Share Units will Vest in equal portions for each Restricted Period and the Restricted Share Units will be Released (including any Dividend Equivalents under rule 3.3) on or as soon as practicable after the Vesting Date in respect of that proportion of Shares.”

6	Additional Grant

The Company may make an Additional Grant at the time of the Original Grant. If an Additional Grant is made, the number of Restricted Share Units comprised in the Additional Grant will be equal to such percentage of the number of Restricted Share Units comprised in the Original Grant as determined by the Designated Corporate Officer. The Restricted Share Units of the Additional Grant will accrue dividend equivalents under rule 3.3 (Dividend Equivalents). The Restricted Period on the Additional Grant will end at the same time as the last Restricted Period on the Original Grant.

7	The following provisions shall amend this Schedule 3 for all Canadian persons.

7.1	Paragraph 2.1.2 shall be varied by adding the following:

For the avoidance of doubt (unless the Designated Corporate Officer considers that special circumstances exist) a person will not be eligible for a grant of Restricted Share Units under the IST DAB if at the end of the financial year immediately prior to the proposed Grant Date they were not an employee of a Member of the Group. For the purposes of this Rule, a Participant will not be considered employed if the Participant is on notice of termination of employment for any reason (given or received and whether or not such termination was lawful) or is on garden leave.

7.2	Rule 6.1 shall be varied by adding the following:

Unless rule 6.2 or 6.4 applies, if a Participant ceases to be an employee or director of a Member of the Group before the end of the Restricted Period (or before the end of any of the three periods described in the definition of Restricted Periods in this Schedule), then all his Restricted Share Units (or remaining Restricted Share Units) lapse on the date of cessation and he shall not be entitled to any Shares.

7.3	Rule 6.2 shall be replaced in its entirety to read as follows; however, for US Participants, Rule 6.2 of Schedule 1 shall continue to apply:

6.2	Leaving in exceptional circumstances

6.2.1	Other than when rule 5.2.2 applies, if a Participant ceases to be employed by any Member of the Group before the end of the Restricted Period (or before the end of any of the three periods described in the definition of Restricted Periods in this Schedule) for any of the reasons set out below, his Restricted Share Units (or remaining Restricted Share Units) do not lapse and will Vest and be Released in accordance with rule 4 after the end of the Restricted Period. The reasons are:

(i)	disability. For the purposes of this Rule, a Participant will be considered Disabled if he is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of a Member of the Group;

(ii)	retirement with the consent of the Participant’s employing company. For the purposes of Vesting under this Plan, the Participant’s employing company retains the right to determine the definition of “retirement with the consent of the Participant’s employing company”;

(iii)	the Participant’s employing company ceasing to be under the Control of the Company;

(iv)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not under the Control of either the Company or a Member of the Group;

(v)	involuntary termination of employment other than due to a Participant’s conduct or performance, as long as the Participant acts in accordance with the employing company’s severance requirements at the time of termination; or

(vi)	any other reason, if the Designated Corporate Officer so decides in any particular case.